

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2019

Meagan Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

>   **Re: Brookdale Senior Living Inc.**
>   **PREC14A preliminary proxy statement filing made on Schedule 14A**
>   **Filed on September 3, 2019 by Land & Buildings Investment Management,**
>   **   LLC et al.**
>   **File No. 001-32641**

Dear Ms. Reda:

　　We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

　　Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

　　After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

Schedule 14A

Reasons for the Solicitation, page 9

1. We note the disclosure on page 12 that refers to Brookdale's "closest peers." Please revise to disclose the companies to which this phrase refers.

2. Please advise as to why the defined term "Proxy Peers" is tied to the Company's 2018 proxy statement, rather than, for example, to the more recent preliminary proxy statement filed by the Company on August 28, 2019.

Proposal No. 1, Election of Directors, page 15

3. We note the disclosure that states, "We believe the terms of two (2) Class II directors expire at the Annual Meeting." Please explain why this has been phrased as a belief rather than a fact, or otherwise rephrase the disclosure to clarify the statement.

Important, page 43

4. Please reconcile the disclosure in the opening paragraph of this section with disclosure that appears elsewhere in the proxy statement.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-8094 with any questions.

Sincerely,

/s/ David M. Plattner

David M. Plattner
Special Counsel
Office of Mergers and Acquisitions